Exhibit 20

                                  Press Release

                  APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
         7400 EXCELSIOR BOULEVARD, MINNEAPOLIS, MN 55426 (612) 930-9000

FOR IMMEDIATE RELEASE FOR MORE INFORMATION CONTACT: KENT McCOY
(612) 930-9000

CALIFORNIA SUBSIDIARY OF ARCA FILES REORGANIZATION TO ENSURE UNINTERRUPTED OPERATIONS

               ARCA ANNOUNCES AGREEMENT WITH WHIRLPOOL CORPORATION
              FOR RESELLING/RECYCLING DAMAGED WHIRLPOOL APPLIANCES

                 THIRD QUARTER RESULTS TO BE BELOW EXPECTATIONS

         October 9, 1997---Minneapolis, MN---To ensure uninterrupted operations while resolving an ongoing dispute with the minority shareholder of its California subsidiary, Appliance Recycling Centers of America-California, Inc. (ARCA California) and its parent company, Appliance Recycling Centers of America, Inc. (ARCA, Nasdaq Small-Cap Market: ARCI), today announced that ARCA California has filed a voluntary petition for relief seeking a reorganization of the subsidiary under Chapter 11 of the federal bankruptcy act.

         Edward R. (Jack) Cameron, President and Chief Executive Officer, said, "This action is a pro-active measure to ensure that business at ARCA California's appliance recycling center in Los Angeles will continue uninterrupted while the dispute with ARCA California's minority shareholder is settled in an equitable and timely manner." ARCA California supports the energy conservation program of Southern California Edison Company.

         In a related matter, the Company said it has reached an interim arrangement with its secured lender which allows the Company to borrow an amount comparable to its previous line of credit. ARCA and its lender entered into this interim arrangement in response to legal proceedings brought by ARCA California's minority shareholder, which caused the Company's secured note to be called.

         The Company also announced it has entered into an agreement with Whirlpool Corporation, the nation's largest manufacturer of major household appliances, to develop a program for handling damaged appliances for Whirlpool. Under the agreement, the Company will purchase damaged appliances from Whirlpool, recondition suitable units, and sell them through ARCA's network of Encore retail stores. Cameron said this agreement is expected to provide Encore with a significant new supply of high-quality appliances that can be sold at attractive prices. Appliances that cannot be reconditioned will be recycled in accordance with all federal, state and local environmental regulations.

         Due partly to below-plan operating results at two of the Company's recycling centers and lower than expected recycling revenues, the Company said it will report a net loss for the third quarter of 1997. Near break-even operating results previously had been anticipated. The Company's third quarter performance was also affected by weak Encore sales during the month of July. Encore sales rebounded over the following two months of the quarter, with the Company posting record weekly sales toward the end of September.

         ARCA, the nation's largest recycler of major household appliances, provides an integrated range of collection, reuse and recycling services.

         Statements about ARCA's outlook are forward-looking and involve risks and uncertainties, including but not limited to, approval of the Chapter 11 reorganization plan for ARCA California, development of the Whirlpool recycling program, and other factors discussed in the Company's filings with the Securities and Exchange Commission.